NEW PLUTO GLOBAL, INC.

1515 Broadway

New York, New York 10036

February 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone, Esq.

Re:	New Pluto Global, Inc.
Registration Statement on Form S-4
File No. 333-282985 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Pluto Global, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on February 13, 2025, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Hui Lin at (212) 455-7862 of Simpson Thacher & Bartlett LLP or Katharine L. Thompson at (202) 636-5860 of Simpson Thacher & Bartlett LLP.

Very truly yours, NEW PLUTO GLOBAL, INC.

By:	/s/ Caryn Groce
	Name:	Caryn Groce
	Title:	Executive Vice President, Acting General Counsel and Secretary

[Signature Page to Acceleration Request]

cc:	Simpson Thacher & Bartlett LLP
Xiaohui (Hui) Lin
Katharine L. Thompson